Exhibit (a)(5)

FOR IMMEDIATE RELEASE

MEDIA CONTACT: Steve Forsyth (770) 632-8322	INVESTOR CONTACT: Janice Kuntz (404) 352-2841

WORLD AIR HOLDINGS, INC. ANNOUNCES
COMMENCEMENT OF TENDER OFFER

Peachtree City, Ga. (Sept. 11, 2006) — World Air Holdings, Inc. (OTC: WLDA.PK), today announced that it has commenced its previously announced modified “Dutch Auction” tender offer to purchase up to 2,222,222 shares of its common stock at a price not greater than $9.50 nor less than $9.00 per share, net in cash. The company will purchase, pursuant to the tender offer, up to 2,222,222 shares that are properly tendered and not withdrawn by tendering shareholders. The offer to purchase is not an offer to purchase a specified dollar amount of shares of the company’s common stock.

Based on the number of shares tendered and the prices specified by the tendering shareholders within the range of $9.00 to $9.50 per share, the company will determine the lowest per share price within the range that will enable it to buy up to 2,222,222 shares. If more than 2,222,222 shares are properly tendered at or below the determined price per share, the company will purchase shares tendered by the holders at the determined price per share, on a prorata basis, subject to priority given to holders of less than 100 shares of common stock of the company who properly tender all of their shares and specify a price at or below the determined price per share. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to shareholders of the company.

The tender offer will expire at 12:00 midnight Eastern Time on Oct. 6, 2006, unless extended by the company.

The dealer manager for the tender offer is Scott & Stringfellow, Inc. and the depositary for the tender offer is Continental Stock Transfer & Trust Company, which also acts as transfer agent for the common stock of the company.

None of the company, its Board of Directors or management, the dealer manager or the depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. Members of the Board of Directors and executive officers of the company have advised that they do not intend to tender their shares into the tender offer.

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation of offers to purchase the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company is sending to its shareholders. Shareholders are urged to read the company’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the tender offer statement when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission and shareholders may obtain them free of charge from the Commission at the Commission’s website (www.sec.gov). Shareholders may also request copies, without charge, of these filings from the company and may review and/or download free copies of these filings from the company’s website at www.worldairholdings.com.

World Air Holdings has three wholly owned subsidiaries, World Airways, Inc., North American Airlines, Inc., and World Risk Solutions, Ltd. World Airways is a charter passenger and cargo airline founded in 1948, North American is a charter and scheduled passenger airline founded in 1989, and World Risk Solutions is an insurance subsidiary established in 2004. For additional information, visit www.worldairholdings.com. The company is not incorporating the contents of its website into the Offer to Purchase and information contained on its website, other than copies of the tender offer statement, Offer to Purchase and related documents, is not part of the tender offer.